FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Expands Pipeline through Acquisition of Antiviral Product & Technology Portfolio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Expands Pipeline through Acquisition of Antiviral Product & Technology Portfolio Antiviral Technologies focused on Human Papillomavirus (HPV), Hepatitis B Virus (HBV), Hepatitis C Virus (HCV) and Human Immunodeficiency Virus (HIV)

Vancouver, BC, CANADA, September 12, 2002 - Micrologix Biotech Inc. (TSX: MBI; US OTC: MGIXF) has acquired a broad portfolio of antiviral technologies and product candidates (the "Portfolio") formerly owned and/or being developed by Origenix Technologies Inc. (the "Origenix Intellectual Property").

"These technologies and product candidates represent another step forward in becoming a multi-platform, multi-product company focused on anti-infectives," stated Jim DeMesa, M.D., President & CEO of Micrologix. "Expanding our technology base could not have been accomplished, however, without first addressing the management of our cash resources and having the right people on our team capable of executing successfully on our strategy and business model. Our recent partnership agreement, combined with our commitment to carefully manage our cash resources has allowed us to capitalize on opportunities to expand our pipeline, build value and maintain a solid financial position. With this strategy, we now have a third clinical product candidate, several more preclinical opportunities, and a unique HCV assay technology, which broadens our pipeline significantly and places us in every major area of infectious diseases: bacterial, fungal, and viral. We will communicate details regarding the future development of this new portfolio as we incorporate them into our development program."

The Portfolio includes both clinical and preclinical product opportunities focused on the treatment of serious viral infectious diseases, consisting of:

An anti-sense oligonucleotide topical drug candidate, previously called ORI 1001, in human clinical development for the treatment of diseases associated with Human Papillomavirus (HPV) such as external genital warts. A Phase I clinical study to evaluate safety in 30 human volunteers was completed successfully in late 2001. In conjunction with the acquisition of this HPV anti-sense program, Micrologix entered into a collaboration and license agreement with Hybridon, Inc., of Cambridge, MA (See the joint Hybridon/Micrologix news release of today's date).

Hepatitis C Virus (HCV) assay technology: This technology is currently under development as a novel, cell-based viral replication assay. There are currently no true cell-based replication assays for the detection of HCV. This assay has the potential for broad appeal to companies seeking to develop anti-HCV drugs.

A portfolio of therapeutic programs based on a proprietary, novel nucleic acid mimic technology (NAB Technology):

Hepatitis B Virus (HBV) program in the lead optimization stage of development.

Hepatitis C Virus (HCV) program in early lead optimization.

Human Immunodeficiency Virus (HIV) program comprised of a library of potential compounds.

Bill Milligan, Senior VP of Corporate Development & Chief Business Officer of Micrologix commented on the acquisition: "We have become a true market-driven organization focused on developing a robust pipeline of drug candidates for ultimate commercialization. These technologies provide us multiple product opportunities, representing large markets with high medical need and, therefore, should help to increase our asset value significantly over the short and long term".

As part of the acquisition of the Origenix Intellectual Property, Micrologix has acquired approximately 20 patent applications that encompass composition of matter, methods of synthesis, bio-analytical applications, and use of compounds against selected targets. Micrologix acquired the Origenix Intellectual Property and Portfolio for C$500,000 (US$320,000) pursuant to a Call for Tenders by Raymond Chabot Inc., the trustee in the bankruptcy of Origenix Technologies Inc. Completion of the acquisition and transfer of assets is expected to be completed shortly.

About HPV

Genital Human Papillomavirus (HPV) is a sexually transmitted disease with genital warts being the most common clinical manifestation of the infection. The US Center for Disease Control has estimated that there are nearly 5.5 million new cases per year in the USA alone resulting in over 20 million active cases. The current treatment of genital warts is divided into patient applied and provider administered therapies such as excisional surgery, cryotherapy and laser therapy. These therapies are aimed at eliminating the symptomatic warts but do not eradicate the virus. Thus, the potential for recurrence and for the spread of the infection remains a challenging medical need.

About HCV

Hepatitis C Virus (HCV) is the leading blood-borne infection in the United States. The U.S. Center for Disease Control and Prevention estimates that over 4.5 million Americans are infected with the hepatitis C virus. The World Health Organization and other sources estimate that at least 200 million people are infected worldwide. Hepatitis C is the leading cause of liver cancer and the primary reason for liver transplantation in many countries.

About HBV

Worldwide, there are approximately 350 million chronic carriers of Hepatitis B virus (HBV), of which approximately one million die each year from complications of the disease, making chronic HBV infection one of the 10 most common causes of death. Complications of chronic HBV infection include cirrhosis (scarring of the liver), liver failure and primary liver cancer (hepatocellular carcinoma).

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies and earlier-stage candidates in various stages of research, development, and evaluation.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix successfully completing development of ORI 1001 and other product candidates and programs acquired from Origenix, Micrologix acquiring other products to expand its pipeline. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.